UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 51)*
OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Name of Issuer)
Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)
68370R 10 9

(CUSIP Number)
Bjørn Hogstad
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 5, 2009

(Date of Event which Requires Filing
of this Statement)
Copy to:
Peter O’Driscoll
Orrick, Herrington & Sutcliffe LLP
Tower 42, Level 35
25 Old Broad Street
London EC2N 1HQ
England
44-20-7562-5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(1)1,916,725 of such shares are represented by 38,334,500 American Depositary Receipts.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(2)1,916,725 of such shares are represented by 38,334,500 American Depositary Receipts. The Reporting Person disclaims beneficial ownership of all shares and American Depositary Receipts.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D
Item 1. Security and Issuer
     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 50, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.
     Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.
Item 2. Identity and Background
     This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the “Reporting Persons”).
     TELENOR EAST INVEST AS
(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway
     (c)      Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.
     (d)      During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Advokatene i Telenor

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

     (d)      During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.
     (e)      During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR MOBILE HOLDING AS
(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c)      Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.
     (d)      During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS
     (f)      (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Trond Westlie (Bærum, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Name and Business Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Tore Haugland (Bergen, Norway)	Norway	Employee Representative

Sigurd Endre Kjosnes Hansen (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Trond Westlie (Bærum, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR ASA
(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.
     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Harald Johan Norvik (Nesoddangen, Norway)	Norway	Strategic Advisor at Econ Pöyry; Chairman of the Boards of H.Aschehoug & Co and Midelfart Sonesson AB; Member of the Boards of ConocoPhillips and Petroleum Geo-Services ASA; and Chairman of the Board of Telenor ASA

Barbara Rose Milian Thoralfsson (Stabekk, Norway)	USA	Director at Fleming Invest AS; Member of the Boards of Electrolux AB, Svenska Cellulosa Aktiebolaget SCA, Storebrand ASA, Fleming Invest AS, Stokke AS, Tandberg ASA and Norfolier AS

Kjersti Kleven (Ulsteinvik, Norway)	Norway	Joint-owner of John Kleven AS

Olav Volldal (Kongsberg, Norway)	Norway	Chief Executive Officer of Kongsberg Automotiv Holding ASA; and Member of the Boards of Elopak AS, Ulefos NV AS, Cappelen Holding and NCE Kongsberg

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Name and Business Address	Citizenship	Present Principal Occupation

Sanjiv Ahuja (London, United Kingdom)	USA	Chairman of Augere

Liselott Kilaas (Oslo, Norway)	Norway	Managing Director of Aleris ASA; and Member of the Boards of the Central Bank of Norway, IM Skaugen AS and Adresseavisen

Dr. Burckhard Bergmann (Essen, Germany)	Germany	Member of the Boards of Allianz Lebensversicherungs AG, MAN Ferrostaal AG, Gazprom, NordStream, E.ON Energie AG, Accumulatorenwerke Hoppecke and Jaeger Beteiligungsgesellschaft mbH & Co KG

Bjørn Andre Anderssen (Gol, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

      EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Sigve Brekke (Bangkok, Thailand)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Asia

Trond Westlie (Bærum, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Morten Karlsen Sørby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Head of Group Business Development and Research

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor’s mobile and fixed network operations in Sweden and Denmark

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Executive Vice President and Head of Group Human Resources of Telenor ASA

Hilde Tonne (Oslo, Norway)	Norway	Executive Vice President and Head of Communications and Corporate Responsibility of Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Telenor East Invest AS will use its working capital and bank or other borrowings to fund its obligations under the Exchange Offer (as defined below), and Telenor ASA will use its working capital and bank or other borrowings to fund any obligations that may become due under the Telenor ASA Guarantee (as defined below). The total amount of these obligations cannot be estimated at this time.
Item 4. Purpose of the Transaction
(a)-(e)
     On October 5, 2009, Telenor ASA, Telenor East Invest AS (“Telenor East”), Telenor Mobile Communications AS (“Telenor Mobile”) and certain of their affiliates (collectively, the “Telenor Parties”) and Altimo Holdings & Investments Ltd. (“Altimo”), Eco Telecom Limited (“Eco Telecom”) and certain of their affiliates (collectively, the “Alfa Parties”) jointly issued a press release announcing that they have entered into a series of agreements with respect to their ownership interests in VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”). A copy of the press release is attached to this Amendment to the Statement as Exhibit 99.1 and is incorporated herein by reference as if fully set forth herein. Such agreements (collectively, the “Transaction Agreements”) are described below.
     All of the Transaction Agreements are governed by the laws of the State of New York. The Transaction Agreements provide that all disputes are to be settled through arbitration proceedings before a tribunal of three arbitrators under the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules, with the seat of arbitration in London, England.
SHARE EXCHANGE AGREEMENT
     In the Share Exchange Agreement, the Telenor Parties and the Alfa Parties have agreed to restructure their ownership interests in Kyivstar and VimpelCom by contributing such interests to VimpelCom Ltd., a newly formed company organized and existing under the laws of Bermuda (“VimpelCom Bermuda”), or to VimpelCom Holdings B.V., a newly formed company organized and existing under the laws of the Netherlands (“VimpelCom Holland”), which will become a wholly-owned subsidiary of VimpelCom Bermuda. If VimpelCom Bermuda and VimpelCom Holland do not form a fiscal unity for tax purposes under Dutch law, a new company will be formed under Dutch law (“VimpelCom Holland 2”), which will be included in a slightly modified holding company structure.
The Exchange Offer and the Kyivstar Share Exchange
     Subject to regulatory and certain other approvals, as well as satisfaction or waiver of certain conditions precedent, the Telenor Parties and the Alfa Parties have agreed to cause VimpelCom Bermuda to make an offer (the “Exchange Offer”) to all holders of the Common Stock and American Depository Receipts, each representing one-twentieth of one share of Common Stock (“ADRs”), to acquire 100% of the outstanding Common Stock and ADRs. As consideration for the Exchange Offer, holders of Common Stock and ADRs will be entitled to receive VimpelCom Bermuda depositary receipts (“DRs”), or, for reasons related to Russian securities law considerations, nominal cash consideration, in exchange for their Common Stock or ADRs, as applicable.
     Specifically, the Share Exchange Agreement contemplates that the Exchange Offer will include:
     – a voluntary tender offer in Russia in which:
•	each holder of Common Stock will be offered 20 DRs or 0.01 Russian rubles, in exchange for each share of Common Stock; and

•	each holder of VimpelCom preferred shares will be offered 20 preferred DRs or 0.01 Russian rubles, in exchange for each VimpelCom preferred share;
provided, that VimpelCom Bermuda will not accept tenders pursuant to the voluntary tender offer in Russia from any VimpelCom security holder who is not a Russian qualified investor, as such term is defined under Russian law; and
     – a registered exchange offer in the United States in which:
•	each holder of ADRs will be offered one DR or 0.0005 Russian rubles, in exchange for each ADR;

•	each holder of Common Stock will be offered 20 DRs or 0.01 Russian rubles, in exchange for each share of Common Stock; and

•	each holder of VimpelCom preferred shares will be offered 20 preferred DRs or 0.01 Russian rubles, in exchange for each VimpelCom preferred share.
     As further discussed below under “—Conditions Precedent,” completion of the Exchange Offer is subject to several conditions, including a requirement that more than 95% of VimpelCom’s outstanding voting shares (including the Common Stock and ADRs held by the Telenor Parties and the Alfa Parties) be tendered into the Exchange Offer.
     The parties have agreed that immediately upon completion of the Exchange Offer, the parties will cause the following actions to occur (the “Kyivstar Share Exchange”):
•	The Alfa Parties will contribute to VimpelCom Holland 99.99% of their ownership interests in Storm LLC, which in turn owns 43.5% of Kyivstar, in exchange for 6,557,635 VimpelCom Holland common shares, and to VimpelCom Bermuda 0.01% of their ownership interests in Storm LLC in exchange for 13,120 VimpelCom Bermuda common shares. The Alfa Parties will then transfer their VimpelCom Holland common shares to VimpelCom Bermuda in exchange for 131,152,700 VimpelCom Bermuda common shares; and

•	The Telenor Parties will contribute their respective ownership interests in Kyivstar to VimpelCom Holland in exchange for 8,524,363 VimpelCom Holland shares. The Telenor Parties will then transfer their VimpelCom Holland common shares to VimpelCom Bermuda in exchange for 170,487,260 VimpelCom Bermuda common shares.
     Following completion of the Exchange Offer and the Kyivstar Share Exchange, the parties will cause VimpelCom to delist the ADRs from the New York Stock Exchange (the “NYSE”) and the shares of Common Stock from the Russian Trading System. If, after completion of the Exchange Offer, there are any remaining shares of Common Stock that are not held by VimpelCom Bermuda, the parties will cause VimpelCom Bermuda to commence a compulsory purchase of any remaining VimpelCom voting shares pursuant to the Russian “squeezeout” rules (the “Squeezeout”).
     VimpelCom Bermuda will then transfer to VimpelCom Holland all but one of the VimpelCom shares acquired pursuant to the Exchange Offer, the Kyivstar Share Exchange and the Squeezeout. If, for tax purposes, VimpelCom Holland 2 is added to the structure, VimpelCom Bermuda will transfer to VimpelCom Holland 2 all of its VimpelCom Holland shares in exchange for such number of VimpelCom Holland 2 shares as will be determined by VimpelCom Bermuda and VimpelCom Holland 2.
     Unless, for tax purposes, VimpelCom Holland 2 is added to the structure, the result of the foregoing actions will be that VimpelCom Bermuda will own one share of VimpelCom, approximately 0.01% of Kyivstar (indirectly) and 100% of VimpelCom Holland, which in turn will own 100% minus one share of Common Stock and approximately 99.99% of Kyivstar. Following the successful completion of the Exchange Offer and the Squeezeout, the existing shareholders of VimpelCom and Kyivstar who elect to receive VimpelCom Bermuda securities, including the Alfa Parties and the Telenor Parties, will own 100% of VimpelCom and Kyivstar through VimpelCom Bermuda and VimpelCom Holland.
Agreements and Assurances
     Simultaneously with the execution of the Share Exchange Agreement, the Telenor Parties and the Alfa Parties have executed and delivered documents that will cause all ongoing legal proceedings between the Telenor Parties, the Alfa Parties and other related parties taking place in the United States and Switzerland to be stayed until the Exchange Offer is completed. The stay will be lifted if the Exchange Offer is not completed. In addition, those legal proceedings commenced by the Alfa Parties in the courts of Ukraine will be dismissed or withdrawn immediately following the execution of the Share Exchange Agreement, as discussed below under “Settlement Agreement and Settlement Escrow Agreement.”
     The parties to the Share Exchange Agreement have agreed that, during the period between the execution of the Share Exchange Agreement and the completion of the Exchange Offer and the Kyivstar Share Exchange, the parties will:
•	cause Kyivstar and VimpelCom’s respective businesses to be conducted in the ordinary course in accordance with present policies;

•	cooperate in defending against or bringing counterclaims in respect of new legal actions involving any of the Alfa Parties, the Telenor Parties, Kyivstar, VimpelCom, VimpelCom Bermuda or VimpelCom Holland (as applicable) that may prevent the completion of the proposed transactions;
•	notify and furnish to each other any information relating to the occurrence of any material adverse effect; and

•	cooperate in connection with the preparation of any tax related matters in respect of VimpelCom Bermuda, VimpelCom Holland, Storm, Kyivstar, VimpelCom and any of their respective subsidiaries.
     In addition, the Alfa Parties have agreed to use their reasonable best efforts to cause certain actions with respect to Storm to occur, including the termination of all material contracts to which Storm is a party; the sale or transfer by Storm of all of its ownership interests in its subsidiaries (so that Storm’s only material asset upon completion of the Kyivstar Share Exchange will be its ownership interests in Kyivstar); the preparation and filing of all Storm’s tax returns; and the payment of all Storm’s taxes. The Alfa Parties also have agreed to cause Storm, upon completion of the Kyivstar Share Exchange, not to have any employees other than Storm’s general director and not to have any powers of attorney in force that can bind Storm or any of its subsidiaries. In addition, prior to the completion of the Kyivstar Share Exchange, no person is entitled or authorized to bind or commit Storm or any of its subsidiaries to any obligation that is not in the ordinary course of Storm’s business.
Conditions Precedent
     The commencement of the Exchange Offer is subject to the fulfillment or waiver, at or before commencement, of various conditions precedent, including the following:
•	The selection by the Telenor Parties and the Alfa Parties of an initial CEO for VimpelCom Bermuda and three designees to become unaffiliated, independent directors of VimpelCom Bermuda;

•	No order or action and no change in applicable law that prohibits, enjoins or otherwise makes illegal any of the transactions contemplated by the Transaction Agreements;

•	The required consents or waivers in respect of the Exchange Offer and the Kyivstar Share Exchange shall have been obtained;

•	The public filing of a registration statement under the United States Securities Act of 1933 (the “Securities Act”) in respect of VimpelCom Bermuda securities with the Securities and Exchange Commission (the “SEC”);

•	Completion of the Federal Financial Markets Services’ review of the Russian offering document;

•	Submission of an application to the Federal Antimonopoly Service of the Russian Federation for approval to allow VimpelCom Bermuda and VimpelCom Holland to acquire 100% of VimpelCom;

•	Submission of an application to the Government Commission on Control of Foreign Investments in the Russian Federation for approval to allow VimpelCom Bermuda and VimpelCom Holland to acquire 100% of VimpelCom; and
•	Receipt from the SEC of a no-action letter granting relief from applicable SEC rules that may be incompatible with the Exchange Offer.

     The completion of the Exchange Offer and the Kyivstar Share Exchange are subject to the fulfillment or waiver of various conditions precedent, including the following:
•	More than 95% of VimpelCom’s outstanding voting shares (including all VimpelCom shares and ADRs owned by the Alfa Parties and the Telenor Parties) are tendered in the Exchange Offer;

•	No order, action or change in applicable law has been commenced or adopted that prohibits, enjoins or otherwise makes illegal any of the transactions contemplated by the Transaction Agreements, and no material adverse effect has occurred in respect of any of the Alfa Parties, the Telenor Parties, or the business of VimpelCom or Kyivstar;

•	The representations and warranties of the respective parties to the Share Exchange Agreement are true and correct on the date of completion of the Exchange Offer and the Kyivstar Share Exchange (the “Closing Date”) and all covenants and agreements in the Share Exchange Agreement have been performed or satisfied;

•	No legal, administrative, governmental or regulatory proceeding or action commenced in Russia, Ukraine or any of the CIS countries has been commenced against any Telenor Party or any Alfa Party which prevents the consummation of any transaction contemplated by the Transaction Agreements by June 30, 2010, or the performance by any party of its material obligations under any Transaction Agreement or meets certain other specified criteria;

•	Certain legal and regulatory proceedings and any related enforcement actions specified in the Share Exchange Agreement have been withdrawn;

•	All required regulatory approvals and third party consents have been received;

•	The registration statement filed with the SEC has become effective and remains in effect;

•	The issuance and listing of VimpelCom Bermuda DRs on the NYSE have been approved; and

•	Bring-down legal opinions of counsel to the parties to the Share Exchange Agreement, as well as counsel to VimpelCom Bermuda and VimpelCom Holland, have been received.
Indemnification
     The Alfa Parties, on the one hand, and the Telenor Parties, on the other hand, each have agreed to indemnify and hold the Telenor Parties and the Alfa Parties, respectively, harmless from and against all losses incurred or sustained which result from (a) any breach of any representation and warranty given or made by the indemnifying party (excluding representations and warranties made regarding Storm), or (b) the noncompliance with or nonperformance of any obligation or covenant under the Share Exchange Agreement (excluding obligations in respect of Storm). A party will have no obligation to make any payment in respect of a claim arising by reason of a contingent liability until such liability ceases to be contingent and becomes actual, and will have no liability in respect of any claim:
•	arising as a direct result of an increase in rates of any tax implemented on or after the Closing Date or the passing of any legislation after the Closing Date with retroactive effect; or

•	for punitive damages, except to the extent such punitive damages are payable to a third person, or to the extent an affiliate had failed to mitigate the loss.
     In addition, for a five year period following the Closing, Altimo has agreed to indemnify and hold each of VimpelCom Bermuda, VimpelCom Holland, Storm and Kyivstar (collectively, the “Storm Indemnified Parties”) harmless from and against all losses actually incurred or sustained (a) which arise out of or result from VimpelCom Holland’s acquisition of the ownership interests in Storm and VimpelCom Holland’s ownership interests in Kyivstar through Storm and (b) which would not have arisen out of or resulted from VimpelCom Holland’s direct acquisition of the Alfa Parties’ ownership interests in Kyivstar. Indemnifiable losses include losses which arise out of any breach of representations and warranties made regarding Storm or the noncompliance with or nonperformance of any obligations of the Alfa Parties in respect of Storm or any related tax issues.
     During the five year period immediately following completion of the Kyivstar Share Exchange, Altimo may present a proposal to VimpelCom Bermuda’s board of directors for restructuring VimpelCom Holland’s ownership of Kyivstar through Storm and the ownership interests in Storm through a merger, liquidation or other corporate restructuring that will mitigate any taxes that are or may become due or payable and that may result in an indemnification claim against Altimo. Any such restructuring proposal must be accompanied by written tax advice describing the tax and accounting implications of undertaking the restructuring proposal and concluding that such proposal will reduce or eliminate the taxes that could result in the indemnification claim, as well as a legal opinion describing the corporate and other legal implications of undertaking the transactions described in the proposal and confirming that such transactions will not violate applicable law.
     Through a power of attorney that will entitle Telenor Mobile to enforce the rights of each Storm Indemnified Party without the need for any further corporate action, Telenor Mobile will be entitled to cause VimpelCom Bermuda to exercise each Storm Indemnified Party’s indemnification rights and either accept or reject a restructuring proposal or respond with a revised restructuring proposal. If Telenor Mobile causes VimpelCom Bermuda to reject a restructuring proposal, then Altimo will have no subsequent liability in respect of any taxes that are or will become due and payable because such restructuring proposal is not implemented. If Telenor Mobile causes VimpelCom Bermuda to accept the restructuring proposal, Altimo will be liable for the aggregate amount of all losses actually incurred or sustained by any Storm Indemnified Party arising out of the indemnification claims and the implementation of the restructuring proposal.

     The Share Exchange Agreement provides that the respective indemnification liability of the Alfa Parties and the Telenor Parties in respect of claims arising on or after the completion of the Exchange Offer and the Kyivstar Share Exchange will not exceed US$3.0 billion in the aggregate, other than Altimo’s liability to the Storm Indemnified Parties, which will not exceed an additional US$1.0 billion.
Termination
     The Share Exchange Agreement may be terminated by the mutual written agreement of the parties thereto or by either the Alfa Parties or the Telenor Parties (a) if the Closing Date has not occurred by 5:00 p.m. GMT on June 30, 2010; (b) if there is a forced sale or auction of any of the VimpelCom shares or ADRs held by a Telenor Party in satisfaction of an order arising out of or relating to certain legal proceedings; (c) upon the occurrence of a material adverse effect that has not been cured within 90 days after its occurrence or prior to June 30, 2010; or (d) if the Alfa Parties or the Telenor Parties, respectively, have breached or failed to perform any of their respective representations, warranties or covenants or if any representation or warranty of the Alfa Parties or the Telenor Parties, respectively, have become untrue, and such failure has not been cured prior to the June 30, 2010 or 90 days after the date on which the other party has been notified of such breach, failure to perform or untrue representation or warranty.
     If the Share Exchange Agreement is terminated by either the Alfa Parties or the Telenor Parties due to an event described in clause (d) above (unless both parties are entitled to terminate due to an occurrence of an event described in clause (d) above), the terminating parties are entitled to a termination payment in the amount of US$50 million as the exclusive remedy for any loss suffered as a result of such termination.
Joint and Several Liability
     Subject to certain exceptions, the obligations of the Alfa Parties under the Share Exchange Agreement are joint and several, and the obligations of the Telenor Parties under the Share Exchange Agreement are joint and several.
Standstill and Announcements
     Each party to the Share Exchange Agreement has agreed to coordinate public announcements concerning the Exchange Offer and the Kyivstar Share Exchange and refrain, and cause its respective directly controlled affiliates to refrain, from trading in VimpelCom securities in violation of applicable insider trading laws, rules and regulations.
SHAREHOLDERS AGREEMENT AND BYE-LAWS
     The Shareholders Agreement between the Alfa Parties (together with any future affiliate that becomes a party to the Shareholders Agreement, the “Alfa Shareholders”), the Telenor Parties (together with any future affiliate that becomes a party to the Shareholders Agreement, the “Telenor Shareholders”) and VimpelCom Bermuda establishes the rights and obligations of the parties to the Shareholders Agreement with respect to the ownership of VimpelCom Bermuda securities. VimpelCom Bermuda’s amended and restated Bye-laws, which are intended to become effective on the Closing Date (the “Bye-Laws”), reflect the governance arrangements contemplated by the Shareholders Agreement.
Transfers
     Subject to the exceptions described below, a VimpelCom Bermuda shareholder who is or becomes a party to the Shareholders Agreement, including the Alfa Shareholders and the Telenor Shareholders (each, a “Shareholder”), may not transfer any of its VimpelCom Bermuda shares during the five year period following the Closing Date.
Standstill
     During the five year period following the Closing Date, if, following a transfer of VimpelCom Bermuda shares by any Alfa Shareholder or any Telenor Shareholder such that their respective ownership in VimpelCom Bermuda would decrease to less than the percentage of VimpelCom Bermuda’s outstanding shares owned by them immediately after the Closing Date, then, on one occasion only during that period, the Alfa Shareholders and the Telenor Shareholders (as applicable) may acquire such number of shares as would result in their respective ownership of VimpelCom Bermuda shares being equal to or less than the percentage of VimpelCom Bermuda’s outstanding shares owned immediately after the Closing Date. Each Shareholder also has agreed not to exceed a 45% ownership interest in VimpelCom Bermuda under any circumstances during such five year period.
     If VimpelCom Bermuda approves an issuance of common shares to a Shareholder (the “Equity-receiving Party”) as consideration for a related M&A transaction, the other unaffiliated Shareholders (the “Equity-purchasing Party”) will have the right to purchase from the Equity-receiving Party such number of common shares as will bring the ratio of shares owned by the Equity-receiving Party to shares owned by the Equity-purchasing Party to the same ratio that existed immediately prior to the completion of the related M&A transaction. Any common shares issued in connection with a related M&A transaction must be structured so that the percentage ownership of VimpelCom Bermuda shares of the Equity-receiving Party or the Equity-purchasing Party remains at 45% or below. The purchase price per such share must be equal to the price per common share at which the common shares are issued to the Equity-receiving Party in the related M&A transaction. Any consideration received by the Equity-receiving Party or Equity-purchasing Party must be paid partly in-kind and partly in cash to the extent necessary to keep the Equity-receiving Party or Equity-purchasing Party’s percentage ownership interest, as applicable, below or equal to 45%. The purchase of such common shares and payment must be completed simultaneously with the completion of the related M&A transaction.
     Upon completion of each related M&A transaction, the respective percentage of VimpelCom Bermuda shares owned by the Alfa Shareholders and the Telenor Shareholders immediately after the Closing Date will be adjusted to the percentage ownership of shares resulting from such related M&A transaction.

     If at any time either the Alfa Shareholders or the Telenor Shareholders beneficially own less than 25% of VimpelCom Bermuda’s outstanding voting shares, then such Shareholder must not, until the first anniversary of the date on which it has ceased to beneficially own at least 25%, take any action to acquire any VimpelCom Bermuda shares, subject to certain exceptions, and the standstill restrictions will no longer apply to the Shareholder owning greater than 25%.
     In addition, the Shareholders Agreement provides that the Shareholders may, subject to certain transfer restrictions, reduce their respective ownership of the VimpelCom Bermuda shares.
Right of First Offer
     Any Shareholder may transfer its shares to any person from whom such Shareholder receives a bona fide offer, subject to the terms and conditions of the Shareholders Agreement. The selling shareholder (the “Selling Party”) must first give a notice to the other Shareholders, setting out the number and class of shares that it wishes to transfer. The other Shareholders will then each have the right, exercisable within 30 days of receiving notice, to make an offer to purchase all of the shares offered by the Selling Party.
     If the Selling Party receives any offers from the other Shareholders, the Selling Party must, within ten days after receipt of such offers, determine whether to accept or reject any such offers. If the Selling Party accepts a Shareholder’s offer, the share purchase must be made in accordance with the terms of such offer. If the Selling Party rejects all such offers, then the Selling Party may transfer all of the shares offered by the Selling Party to any third-party purchaser at a price that is at least 2% higher than the maximum price stated in any Shareholder’s offer. If the other Shareholders elect not to exercise their respective rights of first offer, the Selling Party may transfer all of the shares offered by the Selling Party to any third-party purchaser, provided such sale is completed within 120 days.
Tag Along Rights
     If the Selling Party receives a bona fide offer to transfer its shares that the Selling Party wishes to accept (an “Offer”), the Selling Party must disclose to the other Shareholders information concerning the identity of the offeror, the purchase price per share in cash and the terms and conditions of the proposed Offer, and the other Shareholders each will have the right to transfer all or part of their shares to the offeror pro-rata with the Selling Party. Any other Shareholder wishing to exercise its right to participate in the proposed transfer must provide the Selling Party with a notice, indicating the number of shares to be included in the proposed transfer and price per share that such Shareholder is willing to accept for its shares.
     If the Selling Party wishes to accept the Offer, the Selling Party must require the offeror to offer to purchase such number of shares as all other Shareholders wish to transfer. If the offeror is unwilling or unable to acquire all such shares upon the terms presented, the Selling Party may either cancel the proposed transfer or allocate the maximum number of shares that the offeror is willing to purchase pro-rata between the Selling Party and all other Shareholders wishing to participate in the proposed transfer. The Selling Party must cause the offeror to issue a notice to the other Shareholders, indicating the total number of shares that the offeror is willing to purchase and the terms and conditions of the proposed transfer. The other Shareholders will then have ten days to either accept the Offer, in which case the proposed transfer must be completed within 120 days following such acceptance, or reject the Offer, in which case the Selling Party may transfer to the offeror all of its shares identified in the notice to the other Shareholders for a purchase price payable in cash.
Exceptions
     The transfer restrictions, right of first offer and the tag along rights do not apply to any transfer in respect of:
•	the transfer by a Shareholder to (a) any affiliate in which such Shareholder owns or controls more than 66% of the voting securities or (b) any other person who owns or controls more than 66% of the voting securities of such Shareholder;

•	any non-directed sale effected through a secondary offering or other transaction on the NYSE or another stock exchange; or

•	block trades of shares to any person who is not a Strategic Buyer (as defined below) within a consecutive 12-month period in an aggregate amount equal to or less than 12% of all outstanding shares of VimpelCom Bermuda.
     A “Strategic Buyer” means (a) any person with annual revenues exceeding US$1.0 billion that are derived from being a licensed or registered provider of telecommunication services, (b) any controlling affiliate or controlled affiliate of any such person, or (c) any other person who beneficially owns at least 25% of the outstanding equity or voting interests in such person.
     In addition, the Alfa Shareholders may, subject to the satisfaction of certain conditions, transfer up to 28.751% of the aggregate number of their shares in VimpelCom Bermuda to Altimo’s minority shareholders without application of the transfer restrictions provided in the Shareholders Agreement.
Governance of VimpelCom Bermuda
     VimpelCom Bermuda will be governed by a supervisory board and a management board. The management board will consist of the CEO and other senior executives. The CEO will have exclusive authority, among other things, to identify, negotiate and propose to the supervisory board M&A transactions and identify and recommend to the supervisory board for the supervisory board’s ratification, VimpelCom Bermuda’s senior executives.

     The supervisory board will consist of nine members, three of whom will be nominated by the Alfa Shareholders, three of whom will be nominated by the Telenor Shareholders, and three of whom will be independent and unaffiliated with either the Alfa Parties or the Telenor Parties. Directors will be nominated to the supervisory board as follows: at least six months prior to each annual general meeting of shareholders, the Alfa Shareholders and the Telenor Shareholders each will nominate three directors to become their nominees on the supervisory board. If so proposed by the Alfa Shareholders and the Telenor Shareholders, the supervisory board’s nominating committee may recommend that any of the three then-serving unaffiliated directors serve another term as a director. If the nominating committee has not received such a proposal from at least two directors nominated by the Alfa Shareholders and at least two directors nominated by the Telenor Shareholders, the nominating committee will select an internationally recognized executive search firm to identify and propose ten candidates who meet the applicable requirements for unaffiliated directors to become the three unaffiliated director candidates. Upon receiving the proposal, the nominating committee will hold a committee meeting at which at least one director nominated by the Alfa Shareholders and one director nominated by the Telenor Shareholders will be present. At such meeting, a director nominated by the Telenor Shareholders will eliminate a candidate from the proposed list, followed by a director nominated by the Alfa Shareholders eliminating a candidate from the list, and the process will continue until only four candidates remain (the director selecting first will rotate annually). The nominating committee will then select three candidates from the remaining list of four candidates to become the three unaffiliated director nominees. The committee will submit the nine candidates (three nominated by the Alfa Shareholders, three nominated by the Telenor Shareholders, and three unaffiliated) to the supervisory board, which will then submit the nominees to VimpelCom Bermuda’s shareholders for election to the supervisory board.
     The presence at any supervisory board meeting of at least six directors will be necessary to constitute a quorum. The affirmative vote of any five directors will be necessary to approve any matter submitted to the supervisory board, except for the issuance of new shares in an aggregate amount exceeding 10% of VimpelCom Bermuda’s then-currently outstanding shares, any related party agreement, the approval of the headquarters budget, the appointment and removal of the CEO of VimpelCom Bermuda, any amendment to the charter of any committee of the supervisory board, and the approval of certain M&A transactions and any related M&A transaction, each of which will require the approval of at least six directors. The approval of M&A transactions in certain situations also will require the affirmative approval of VimpelCom Bermuda’s shareholders. In addition, the supervisory board will establish and maintain a nominating and corporate governance committee, an audit committee, a compensation committee and, if agreed to by the supervisory board, a financial committee.
     The initial CEO of VimpelCom Bermuda will be selected by the Alfa Parties and the Telenor Parties prior to the commencement of the Exchange Offer. Subsequently, the CEO will be selected as follows: a search consultant will identify and present to the compensation committee a proposal for a maximum of five candidates who meet certain requirements. If no candidate receives at least six affirmative votes after three votes of the supervisory board and consultations between the Shareholders, and the then current CEO is still acting as the CEO, the supervisory board will offer the then current CEO the opportunity to serve for one more year.
     If there is no then current CEO, the then current CEO will not agree to serve for a further one year period or the CEO has already served for a further one year period, the Telenor Shareholders and the Alfa Shareholders must cause the directors nominated by them to vote to convene a special general meeting of VimpelCom Bermuda shareholders as soon as practicable to select one of the three then current unaffiliated directors to serve as a member of the compensation committee. At such a special general meeting, the unaffiliated director receiving the highest number of affirmative votes held by shareholders other than the Alfa Shareholders or the Telenor Shareholders will be selected as the designated member of the compensation committee. Following such selection, the compensation committee will meet to consider CEO candidates. The candidate receiving at least two affirmative votes of members of the compensation committee will be appointed as the CEO.
     After the Closing Date, the boards of directors of Kyivstar, VimpelCom and VimpelCom Holland each will consist of five members, one of whom will be nominated by Altimo, one of whom will be nominated by Telenor Mobile, and three of whom will be proposed by the CEO and approved by the supervisory board. In addition, after the Closing Date, Kyivstar and VimpelCom will amend their respective charters to remove redundant provisions requiring supermajority voting by members of their respective boards of directors for certain major decisions and simplify the governance procedures.
     During the interim period before the Closing Date, an interim board of VimpelCom Bermuda will be established, consisting of two directors nominated by Altimo and two directors nominated by Telenor Mobile, and an interim board of VimpelCom Holland will be established, consisting of one director nominated by Altimo and one director nominated by Telenor Mobile.

Pre-Emptive Rights
     The Shareholders Agreement grants pre-emptive rights to each Shareholder with respect to the newly issued VimpelCom Bermuda shares. If VimpelCom Bermuda proposes to issue new securities, it must give each Shareholder written notice, stating the price per security, the identity of the purchaser(s) and the principal terms of the issuance, and each Shareholder will then have ten business days to elect to purchase up to its pro-rata number of securities for the price and upon the terms specified in the notice.
Debt Acquisitions
     Each Shareholder and its respective affiliates are permitted to acquire debt obligations of VimpelCom Bermuda or any of its affiliates so long as such Shareholder provides a written notice to VimpelCom Bermuda within ten days of entering into such acquisition transaction offering to sell the relevant debt obligation to VimpelCom Bermuda at its fair market value. If a Shareholder or any of its affiliates owns an interest in a debt obligation of VimpelCom Bermuda or any of its affiliates, prior to initiating or participating in any enforcement action or bankruptcy proceeding with respect to such debt obligation, such Shareholder must provide 90 days’ prior written notice to VimpelCom Bermuda or take all actions necessary to ensure that any such action is terminated or withdrawn.
Other Arrangements
     VimpelCom Bermuda has agreed to pay all transaction-related costs, fees and expenses incurred in respect of the Exchange Offer and the Squeezeout and use its best efforts to raise sufficient funds. If VimpelCom Bermuda is unable to raise sufficient funds, Alfa and Telenor have agreed to lend the necessary funds to VimpelCom Bermuda in equal proportions on commercially reasonable terms.
Termination
     Subject to certain exceptions, the Shareholders Agreement will be terminated at the earlier of (a) the date on which Altimo and Telenor Mobile each agree in writing; (b) the date on which the Share Exchange Agreement is terminated in accordance with its terms prior to the Closing Date; (c) June 30, 2010, if the Closing Date has not occurred by 5:00 p.m. GMT on such date in accordance with the Share Exchange Agreement; or (d) six months after the date on which either the Alfa Shareholders or the Telenor Shareholders collectively own greater than 50% or less than 25% of VimpelCom Bermuda’s outstanding shares.
REGISTRATION RIGHTS AGREEMENT
     The Registration Rights Agreement between the Telenor Parties, the Alfa Parties and VimpelCom Bermuda requires VimpelCom Bermuda to effect a registration under the Securities Act with respect to VimpelCom Bermuda’s securities in certain circumstances.
     VimpelCom Bermuda has agreed to use its best efforts to effect a registration under the Securities Act of VimpelCom Bermuda’s securities held by the parties to the Registration Rights Agreement in order to facilitate the sale and distribution of such securities in an underwritten offering. In addition, VimpelCom Bermuda has agreed to file a registration statement and all necessary amendments and supplements covering any such securities; to ensure that such securities are qualified for offer and sale under applicable law; to furnish copies of any registration statement, prospectus or any amendments or supplements thereto to legal counsel for each Shareholder participating in such offering and the underwriters at least five days before filing; and to use its best efforts to maintain the listing of its DRs on the NYSE.
     VimpelCom Bermuda will not, however, be obligated to effect a registration (a) within six months after the effective date of a prior registration statement; (b) for a period of not more than 90 days past the date upon which the supervisory board determines in its good faith judgment that the filing of a registration statement would be seriously detrimental to the completion of a merger or consolidation in which VimpelCom Bermuda is a participant; or (c) if VimpelCom Bermuda has effected the registration and permitted the sale of securities pursuant to the Registration Rights Agreement on at least six prior occasions.
     Each Shareholder’s ability to dispose of securities upon the effectiveness of a registration statement is limited, and Shareholders are required to notify VimpelCom Bermuda of any changes in any plans of distribution following effectiveness of a registration statement. In addition, each Shareholder selling securities pursuant to a registration statement must meet certain requirements, such as being named as a selling security holder in the prospectus, delivering a prospectus to purchasers, accepting civil liability provisions under the Securities Act in connection with any sales of registered securities; and consenting to be bound by the applicable provisions of the Registration Rights Agreement. Each Shareholder also has agreed to furnish to VimpelCom Bermuda information about itself, the securities held by it and its proposed plan of distribution.
SETTLEMENT AGREEMENT AND SETTLEMENT ESCROW AGREEMENT
     In the Settlement Agreement, the Telenor Parties have agreed to stay, and, subject to certain conditions, thereafter withdraw, all ongoing legal proceedings against various Alfa Parties, and the Alfa Parties have agreed to stay or withdraw immediately, or subject to certain conditions, thereafter withdraw, all ongoing legal proceedings against various Telenor Parties. To accomplish the filing and submission of the various stay and withdrawal papers, the Telenor Parties, the Alfa Parties and Orrick, Herrington & Sutcliffe LLP, as escrow agent (the “Escrow Agent”), have entered into a settlement escrow agreement (the “Settlement Escrow Agreement”).
     Under the Settlement Agreement and the Settlement Escrow Agreement, the Telenor Parties and the Alfa Parties have agreed to execute the appropriate stay documents, stay removal documents and dismissal documents in respect of disputes and proceedings between the Alfa Parties, the Telenor Parties and certain of their associates and deliver such documents to the Escrow Agent to be held in accordance with the terms and subject to the conditions of the Settlement Escrow Agreement. Immediately upon delivery of the documents, the Escrow Agent will cause all stay documents to be filed with respect to proceedings in the United States and Switzerland and all dismissal documents to be filed with respect to proceedings in Ukraine. Promptly following the Closing Date, the Escrow Agent will cause all remaining dismissal documents to be filed with respect to proceedings in the United States and Switzerland, but if the Exchange Offer and the Kyivstar Share Exchange are not completed, the Escrow Agent will cause the stay dismissal documents to be filed with respect to proceedings in the United States and Switzerland.
     Further, the Settlement Agreement provides that each Alfa Party and Telenor Party is prohibited from engaging in any action or proceeding or initiating any investigation by any governmental entity in Russia or Ukraine, relating to the acquisition by VimpelCom of Closed Joint Stock Company “Ukrainian Radio Systems” or to the actions of any Telenor Party or any Alfa Party, as applicable, with respect to such acquisition.
TELENOR GUARANTEE
     Telenor ASA has entered into a guarantee (the “Telenor Guarantee”) in favor of the Alfa Parties, pursuant to which Telenor ASA has guaranteed the Telenor Parties’ performance of their obligations under the Transaction Agreements. Telenor ASA’s liability under the Telenor Guarantee is limited to 71.249% of the amount of any claim made by any Alfa Party, with a maximum aggregate liability of US$3.0 billion.
CTF GUARANTEE
     CTF Holdings Limited has entered into a guarantee (the “CTF Guarantee”) in favor of the Telenor Parties, pursuant to which CTF Holdings Limited has guaranteed the Alfa Parties’ performance of their obligations under the Transaction Agreements. CTF Holdings Limited‘s liability under the CTF Guarantee is limited to 71.249% of the amount of any claim made by any Telenor Party, with a maximum aggregate liability of US$3.0 billion.
CTF (STORM) GUARANTEE
     CTF Holdings Limited also has entered into a separate guarantee (the “CTF (Storm) Guarantee”) in favor of the Storm Indemnified Parties, pursuant to which CTF Holdings Limited has guaranteed Altimo’s performance of its indemnification obligations in respect of Storm. CTF Holdings Limited’s maximum aggregate liability under the CTF (Storm) Guarantee is limited to US$500 million.
(f)-(g) Not applicable.
(h) Following completion of the Exchange Offer, the ADRs and the Common Stock are intended to be delisted from the NYSE and will cease to be quoted in any inter-dealer quotation system of a registered national securities association.
(i) Upon completion of the Exchange Offer, the Common Stock may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
(j) Other than as described above, none of the Reporting Persons has any plans or proposals that relate to, or may result in, any of the matters set forth in clauses (a) through (j) of Item 4 of the Statement.
     The preceding summary of the Transaction Agreements and the Bye-laws is not intended to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreements and the Bye-laws, conformed copies of which are attached to this Amendment to the Statement as Exhibits 99.2 to 99.10 and are incorporated in this Amendment to the Statement in their entirety.

Item 5. Interest in Securities of the Issuer
(a)-(b) Prior to the earlier of the completion of the Exchange Offer and the termination of the Share Exchange Agreement, the Reporting Persons have agreed not to purchase or sell securities of VimpelCom, or options or related derivatives in respect of any securities of VimpelCom, in the open market, in privately negotiated transactions or otherwise.
     As a result of the matters described in Item 4 of this Amendment to the Statement, it is possible that the Reporting Persons may be deemed to have formed a “group” with the following entities: Altimo, which is purported to be the sole shareholder of Eco Telecom; CTF Holdings Limited, which is purported to indirectly own a majority of the shares of Altimo; and Crown Finance Foundation, which is purported to be the sole shareholder of CTF Holdings Limited (collectively, the “Eco Telecom Reporting Persons”) for purpose of Section 13(d)(3) of the Act. As a consequence, the group so formed may be deemed to beneficially own all securities of VimpelCom beneficially owned by the Reporting Persons and the Eco Telecom Reporting Persons. To the best of the Reporting Persons’ knowledge and as disclosed in Amendment No. 37 to Schedule 13D filed by the Eco Telecom Reporting Persons on November 14, 2008, Eco Telecom beneficially owns 18,964,799 shares of Common Stock and 6,426,600 shares of the VimpelCom’s type-A voting preferred stock. Upon completion of the Exchange Offer, the Reporting Persons may be deemed to be the direct or indirect beneficial owners of an aggregate of 36,219,378 shares of Common Stock, which constitute approximately 73.9% of the outstanding Common Stock (based on the 51,281,022 shares of Common Stock outstanding as of April 30, 2009, as disclosed in VimpelCom’s Form 20-F filed with the SEC on May 14, 2009).
     Each Reporting Person hereby disclaims membership in any “group” with any person other than the Reporting Persons for any purpose other than VimpelCom Bermuda’s acquisition of VimpelCom and Kyivstar. Any group so formed is for the limited purpose of effecting the transactions contemplated by the Transaction Agreements and for no other purpose. Subject to such qualification, each Reporting Person hereby (a) disclaims beneficial ownership of any securities of VimpelCom or interest in securities of VimpelCom owned by any other Reporting Person and (b) disclaims beneficial ownership of the securities of VimpelCom beneficially owned by any Eco Telecom Reporting Person.
     To the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of the Statement are, or may be deemed to be, the beneficial owners of any securities of VimpelCom.
(c) None of the Reporting Persons or, to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of the Statement, has engaged in any transactions in the securities of VimpelCom during the past 60 days.
(d) Other than the Reporting Persons, to the best of each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of VimpelCom held for the account of Telenor East Invest.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In addition to the Transaction Agreements described in this Amendment to the Statement, the Reporting Persons have, and may, from time to time in the future, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom, which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.
     Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1 through 50 hereto (inclusive), or as set forth in this Item 6, none of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of the Statement has entered into any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION
99.1	Press release issued on October 5, 2009.

99.2	Share Exchange Agreement, dated as of October 4, 2009, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS, Telenor Ukraina V AS, Telenor Ukraina VI AS, Telenor Ukraina VII AS, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Altimo Cooperatief U.A., Alpren Limited and Hardlake Limited.

99.3	Shareholders Agreement, dated as of October 4, 2009, between and among VimpelCom Ltd., Telenor East Invest AS, Telenor Mobile Communications AS, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Altimo Cooperatief U.A. and other VimpelCom Ltd. shareholders.

99.4	Registration Rights Agreement, dated as of October 4, 2009, between and among VimpelCom Ltd., Telenor East Invest AS, Telenor Mobile Communications AS, Altimo Cooperatief U.A., Altimo Holdings & Investments Ltd. and Eco Telecom Limited.

99.5	Settlement Agreement, dated as of October 4, 2009, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Consult AS, Crown Finance Foundation, CTF Holdings Limited, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Rightmarch Limited, Alpren Limited, Hardlake Limited and Storm LLC.

99.6	Settlement Escrow Agreement, dated as of October 4, 2009, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Consult AS, Crown Finance Foundation, CTF Holdings Limited, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Rightmarch Limited, Alpren Limited, Hardlake Limited, Storm LLC and Orrick, Herrington & Sutcliffe LLP.

99.7	Guarantee, dated as of October 4, 2009, between and among Telenor ASA, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Alpren Limited, Hardlake Limited, Storm LLC, Altimo Cooperatief U.A., Crown Finance Foundation and Rightmarch Limited.

99.8	Guarantee, dated as of October 4, 2009, between and among CTF Holdings Limited, Telenor East Invest AS, Telenor Mobile Communications AS, Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS, Telenor Ukraina V AS, Telenor Ukraina VI AS, Telenor Ukraina VII AS and Telenor Consult AS.

99.9	Guarantee, dated as of October 4, 2009, between and among CTF Holdings Limited, VimpelCom Holdings B.V., VimpelCom Ltd., CJSC “Kyivstar G.S.M.” and Storm LLC.

99.10	Form of amended and restated Bye-laws of VimpelCom Ltd. to become effective on the Closing Date.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.
Dated: October 5, 2009

TELENOR EAST INVEST AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact